UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                    Digicorp
                                    --------
                (Name of Registrant as Specified In Its Charter)

            Utah                          000-50774                   41-2052984
            ----                          ---------                   ----------
(State or other jurisdiction            (IRS Employer                 (Commission
      of incorporation)                  File Number)              Identification No.)

                       100 Wilshire Boulevard, Suite 1500
                         Santa Monica, California 90401
                    (Address of principal executive offices)

                     1206 West South Jordan Parkway, Unit B
                            South Jordan, Utah 84095
                 (Former address of principal executive offices)

                                 (310) 752-1416
              (Registrant's telephone number, including area code)

                                    Digicorp
                       100 Wilshire Boulevard, Suite 1500
                         Santa Monica, California 90401

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

      This Information Statement is being mailed on or about July 1, 2005, by Digicorp (the "Company") to the holders of record of shares of its common stock as of the close of business on July 1, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

      You are  receiving  this  Information  Statement  in  connection  with the appointment of three new members to the Company's Board of Directors, in connection with a change in control of the Company. On December 29, 2004, the directors of the Company along with several other shareholders sold 2,229,527 shares of common stock of the Company, representing 22.3% of the Company's outstanding shares of common stock on such date, to Franklin Capital Corporation (n/k/a Patient Safety Technologies, Inc.) ("PST"). The directors of the Company, Gregg B. Colton, Don J. Colton, Norman Sammis and Glenn W. Stewart, sold 80% of their holdings of the common stock of the Company to PST at $.135 per share. Another shareholder who was not a principal shareholder or director of the Company sold all of his shares to PST at $.145 per share. The aggregate amount of funds used to purchase the shares of the Company's common stock was approximately $301,998. The source for such funds was PST's working capital. The directors and shareholders agreed to sell an additional 1,224,000 shares of common stock of the Company to PST upon the shares being registered with the Securities and Exchange Commission. Prior to the acquisition and change of control, PST owned 327,500 shares of common stock of the Company.

      Pursuant to the stock purchase agreement with PST, Melanie Glazer was appointed as Chairman of the Board of Directors of the Company on December 30, 2004, following the resignation of Glenn W. Stewart, Norman Sammis and Don J. Colton as directors of the Company. The effective date of the resignation of Glenn W. Stewart, Norman Sammis and Don J. Colton is December 30, 2004. The present directors of the Company consist of Melanie Glazer and Gregg B. Colton. Effective April 26, 2005, Gregg B. Colton resigned from his positions as President, Chief Executive Officer and Chief Financial Officer of the Company. On April 26, 2005, the Board of Directors of the Company appointed the following officers: (a) Milton C. Ault, III - Chief Executive Officer; (b) Kathryn Macenzie Queen - President of Operations; and (c) Lynne Silverstein - Secretary.

      The information contained in this Information Statement concerning each person chosen for the Company's Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

      Changes in the Company's Board of Directors - Pursuant to the stock purchase agreement with PST, Melanie Glazer was appointed as Chairman of the Board of Directors of the Company on December 30, 2004, after Glenn W. Stewart, Norman Sammis and Don J. Colton resigned as directors of the Company. The effective date of the resignation of Glenn W. Stewart, Norman Sammis and Don J. Colton is December 30, 2004. The present directors of the Company consist of Melanie Glazer and Gregg B. Colton. The Board of Directors has approved the following director nominees for appointment to the Board to fill the current vacancies on the Board: Darrell Grimsley and Milton "Todd" Ault, III. In addition, approximately ten days after the date the Company mails this Information Statement to shareholders. Gregg B. Colton is expected to resign from the Board of Directors. The Board of Directors has approved Alice Campbell as a director nominee to fill the vacancy created by Mr. Colton's resignation.

Description of Capital Stock

      The Company's authorized capital stock consists of 50,000,000 shares of common stock at a par value of $0.001 per share. As of June 29, 2005, there were 12,684,033 shares of the Company's common stock issued and outstanding held by approximately 290 stockholders of record.

      Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's articles of incorporation.

      Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth certain information, as of June 29, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                                 Common Stock               Percentage of
Name of Beneficial Owner (1)                     Beneficially Owned (2)     Common Stock (2)
----------------------------------------------------------------------------------------
Alice Campbell                                                 0                 22.0%
Gregg Colton                                           1,459,087 (4)             11.5%
Darrell Grimsley                                               0                    *
Lynne Silverstein                                              0                 22.0%
Milton "Todd" Ault, III                                2,787,027 (5)             22.0%
Melanie Glazer                                           110,500                    *
Patient Safety Technologies, Inc.                      2,787,027                 22.0%
Bodnar Capital Management, LLC (3)                     5,941,176                 37.9%
----------------------------------------------------------------------------------------
All named executive officers,  directors               2,897,527 (5)             22.0%
and director nominees as a group (6
persons)

* Less than 1%

      (1) Except as otherwise indicated, the address of each beneficial owner is c/o Digicorp, 100 Wilshire Boulevard, Suite 1500, Santa Monica, California 90401.
      (2) Applicable percentage ownership is based on 12,684,033 shares of common stock outstanding as of June 29, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of June 29, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 29, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
      (3) Includes 3,000,000 shares of common stock issuable upon exercise of outstanding common stock purchase warrants. Steven Bodnar has voting and investment control over the securities owned by Bodnar Capital Management, LLC.
      (4) Includes 180,000 shares owned by Vernal Western Drilling, of which Mr. Colton is a principal shareholder and President.
      (5) Includes 2,787,027 shares owned directly by PST. Mr. Ault is chairman and chief executive officer of PST.

Directors, Director Nominees and Executive Officers

      Below are the names and certain information regarding the Company's current executive officers, directors and director nominees. The Company plans to appoint the below director nominees to its Board of Directors approximately ten days after the date the Company mails this Information Statement to shareholders. None of the Company's directors, director nominees, officers or affiliates is involved in a proceeding adverse to the Company or has a material interest adverse to the Company.

----------------------------------------------------------------------------------------------------
Name                                       Age     Position
----------------------------------------------------------------------------------------------------
Milton "Todd" Ault, III                    35      Chief  Executive  Officer,   Principal  Financial
                                                   Officer,   Principal   Accounting   Officer   and
                                                   Director Nominee
----------------------------------------------------------------------------------------------------
Kathryn Macenzie Queen                     27      President of Operations
----------------------------------------------------------------------------------------------------
Lynne Silverstein                          33      Secretary
----------------------------------------------------------------------------------------------------
Melanie Glazer                             63      Chairman
----------------------------------------------------------------------------------------------------
Gregg B. Colton                            52      Director
----------------------------------------------------------------------------------------------------
Darrell Grimsley                           39      Director Nominee
----------------------------------------------------------------------------------------------------
Alice Campbell                             55      Director Nominee
----------------------------------------------------------------------------------------------------

Background of Executive Officers, Directors and Director Nominees

      Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS

      Milton "Todd" Ault, III, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director Nominee. Mr. Ault was appointed Chief Executive Officer of the Company on April 26, 2005. Mr. Ault also serves in the capacities of Principal Financial Officer and Principal Accounting Officer of the Company. Since May 26, 2005, Mr. Ault has served as interim Chief Executive Officer and as a director of IPEX, Inc., a Nevada corporation whose common stock is quoted on the OTC Bulletin Board. In addition, Mr. Ault is currently the Chairman and Chief Executive Officer of Patient Safety Technologies, Inc., a Delaware corporation whose common stock is traded on the American Stock Exchange ("PST"). Mr. Ault has served as a director of PST since June 23, 2004. Mr. Ault is also a manager of Franklin Capital Properties, a wholly owned subsidiary of PST, and has held that position since Franklin Capital Properties' inception in December 2004. In addition, Mr. Ault co-founded Ault Glazer & Company Investment Management LLC ("Ault Glazer") in 1998 and is currently the controlling and managing member and Chief Investment Officer of Ault Glazer, a private investment management firm headquartered in Santa Monica, California. From July 1998 until December 2004, Mr. Ault was a registered representative of Strome Securities, L.P., a NASD registered broker-dealer. Prior to founding Ault Glazer, Mr. Ault served as a portfolio manager and regional institutional financial advisor for Prudential Securities from February 1996 to July 1998. From November 1992 until February 1996, Mr. Ault served as an institutional account executive for Dean Witter Reynolds.

      Kathryn Macenzie Queen, President of Operations. From approximately November 2004 until May 2005, Ms. Queen was employed by PST where she advised and assisted the company's executive officers on investment banking and related matters. From 2002 until November 2004, Ms. Queen worked in various positions in the entertainment industry. Ms. Queen has held positions at Salomon Smith Barney, Morgan Stanley and Mutual of New York. Ms. Queen graduated in 2002 from the Fisher College of Business at the Ohio State University with a B.A. in Economics, a B.S. in Finance and a B.S. in Accounting.

      Lynne Silverstein, Secretary. Ms. Silverstein is currently the President and Secretary of PST. In addition, Ms. Silverstein has been Chief Executive Officer of Ault Glazer since October 2003. Prior thereto, she was Director of
Operations of Ault Glazer since January 2001, having joined Ault Glazer in January 1999 as a Manager. From February 1996 to October 1998 she was employed by STV Communications, a media content and preview kiosk company, serving as Marketing Director since February 1998. Ms. Silverstein received her B.S. in Communications from the University of Miami.

      Melanie Glazer, Chairman. Mrs. Glazer co-founded Ault Glazer in 1998 where is a non-managing member and where she currently serves as an analyst. Ms.
Glazer is also a manager of Franklin Capital Properties, a wholly owned subsidiary of PST, and has held that position since Franklin Capital Properties' inception in December 2004. In 1989, Mrs. Glazer established her own realty company, Morris Glazer Realty, which she ran successfully until 2003. Mrs. Glazer joined Dobson & Johnson, Inc. in 1986, where she was a real estate broker until 1990. Mrs. Glazer received her Bachelor of Art degree in History in 1964 from George Peabody College, part of Vanderbilt University.

      Gregg B. Colton, Director. Mr. Colton served as our President, Treasurer and Director for approximately 15 years until December 30, 2004. Mr. Colton is currently employed with Pioneer Oil and Gas a publicly traded company as its Vice President, Secretary, General Counsel and a member of the Board of Directors. Mr. Colton has been employed with the Pioneer Oil and Gas since it commenced business in 1981. Mr. Colton earned his BA from the University of Utah in 1976 and a Juris Doctor and a Master of Business Administration from Brigham Young University in 1981.

      Darrell Grimsley, Director Nominee. Mr. Grimsley has been a practicing attorney during the last five years. From May 1, 1999 to present, Mr. Grimsley has been managing member of D.W. Grimsley, Jr., LLC, a law firm practicing in the areas of credit, toxic torts, employment law, due diligence reporting and business consulting and advising. From October 1, 2003, Mr. Grimsley has been managing member of The Bankruptcy Group, LLC a law firm focusing on business and consumer bankruptcy law.

      Alice Campbell, Director Nominee. Since October 22, 2004, Ms. Campbell has been a director of PST. Since 2001, Ms. Campbell has been, and is currently, an investigator and consultant, specializing in research and litigation services, financial investigations and computer forensics, for major companies and law firms throughout the United States. Ms. Campbell is a certified fraud specialist, as well as a certified instructor for the Regional Training Center of the United States Internal Revenue Service and for the National Business Institute. From 1979 to 2001, Ms. Campbell served as a special agent for the United States Treasury Department where she conducted criminal investigations and worked closely with the United States Attorney's Office and with several federal agencies, including the Internal Revenue Service, Federal Bureau of Investigation, Secret Service, Customs Service, State Department, Drug Enforcement Agency, Bureau of Alcohol, Tobacco and Firearms and U.S. Postal Service. Ms. Campbell received her B.A. from the University of North Carolina, Chapel Hill and has attended various specialized schools dealing with financial matters.

      Ms. Silverstein is the daughter of Melanie Glazer, our current Chairman and a director. Except for Ms. Silverstein and Mrs. Glazer, there are no family relationships between any of our directors, executive officers or persons nominated or charged to become a director or executive officer.

      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. Melanie Glazer participates in the consideration of Director Nominees. Mrs. Glazer is an independent director, as defined by the rules of the American Stock Exchange.

                           Shareholder Communications

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

      The following table sets forth information concerning the total compensation that we have paid or that has accrued on behalf of our principal executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended June 30, 2004, 2003 and 2002. On April 26, 2005, Milton "Todd" Ault, III was appointed Chief Executive Officer.


                                                SUMMARY COMPENSATION TABLE

                                                                                            Long-Term
                                                                                           Compensation
                                                                            -------------------------------------------
                                              Annual Compensation                      Awards                Payouts
                                      ------------------------------------- ------------------------------ ------------
                                                                  Other                       Securities                    All
                                                                 Annual        Restricted     Underlying                  Other
         Name and                                                Compen-     Stock Award(s)    Options/       LTIP        Compen-
    Principal Position        Year     Salary ($)   Bonus ($)   sation ($)         ($)          SARs (#)     Payouts ($)  sation ($)
--------------------------- --------- ------------- ---------- ------------ ----------------- ------------ ------------ ------------
Gregg B. Colton,             2004        -0-          -0-         -0-            -0-             -0-          -0-          -0-
     Former President        2003        -0-          -0-         -0-            -0-             -0-          -0-          -0-
                             2002        -0-          -0-         -0-            -0-             -0-          -0-          -0-

Compensation of Directors

      No director currently receives any cash compensation for their service as a director. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

Certain Relationships and Related Transactions

      In September 2003, we sold Vernal Western Drilling a total of 400,000 shares of common stock for $4,000 cash ($0.01/share). The proceeds were used to partially pay for our audits and related expenses for the fiscal year ended June 30, 2004. Vernal Western Drilling is a privately held company owned 50% by Don
J. Colton, our former Vice President, former Secretary, and a former director, and 50% by Gregg B. Colton, our former President, former Treasurer and a current director.

      During approximately the past four years, we used office space owned two-thirds by Don J. Colton and Gregg B. Colton. The office space was used free of charge and there are no liabilities owed in connection with the use of such space.

      Management believes the above transactions were on terms at least as favorable as could be obtained from unrelated third parties.

Section 16(a) Beneficial Ownership Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(e) during the fiscal year ended June 30, 2004, and Forms 5 and amendments thereto furnished to us with respect to the fiscal year ended June 30, 2004, the Company believes that during the fiscal year ended June 30, 2004, the Company's executive officers, directors and all persons who own more than ten percent of a registered class of the Company's equity securities complied with all Section 16(a) filing requirements.

                                   SIGNATURES

      In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Digicorp

                                     By:  /s/ Milton Ault
                                          -----------------------------------
                                          Milton "Todd" Ault, III
                                          Chief Executive Officer